

February 26, 2024

Jonathan Perez
President
Oyocar Group Inc.
Colinas Marinas, Marbellas, Villa 10
Sosua, Dominican Republic 57000

> **Re: Oyocar Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2024**
> **File No. 333-275980**

Dear Jonathan Perez:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 15

1.   We note your response to prior comment 5. You disclose historical net tangible book value as of November 30, 2023 as negative $998; however, the November 30, 2023 balance sheet reflects a historical net tangible book value of $2,931. Please revise or clarify why no change is necessary.

Complete Our Public Offering, page 17

2.   We note your response to prior comment 9 and reissue in part. Please revise your discussion here to reflect the revised dollar amounts reflected in your Use of Proceeds section and in the subsection titled "Estimated Expenses for the Next Twelve-Month Period." In this regard, we note that there is not a discussion of the new category reflecting

expenses associated with "SEC reporting and compliance." Further, please revise to reflect the updated planned cost associated with "Buying pre-owned vehicles" (i.e., $21,000 - $136,000).

Management's Discussion and Analysis...
Plan of Operation, page 17

3. We note your response to prior comment 7, including your statement that you are "searching for auto dealers in the Dominican Republic to sign agreements with, identifying our first customer and purchasing the first car for him." As stated in your disclosure on page 18, you are considering entering into consignment agreements with auto dealers in the Dominican Republic. For clarity, please revise your disclosure where appropriate to make clear whether you have identified a specific individual or auto dealer as your first customer, or whether the first customer remains prospective, and whether you have or plan to enter into a consignment agreement. Please file any necessary exhibits in accordance with Item 601(b) of Regulation S-K.

Notes to the Audited Financial Statements, page F-14

4. You present unaudited financial statements for the period ended November 30, 2023; however, the header states "Notes to the Audited Financial Statements." Please revise the "audited" label to unaudited or explain why no change is necessary.

Note 6 - Subsequent Events, page F-16

5. Please clarify whether the "prepayment" of $17,500 received in December 2023 was from a customer or if you raised it through the issuance of debt and/or equity.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services